LGL Systems Acquisition Corp.

165 W. Liberty Street, Suite 220

Reno, NV 89501

August 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Matthew Derby

Re:	LGL Systems Acquisition Corp.

Registration Statement on Form S-4

File No. 333-256129

Dear Mr. Derby:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LGL Systems Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on Friday, August 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Keith Pisani of Paul Hastings LLP, counsel to the Company, at (212) 318-6053, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Remainder of Page Intentionally Left Blank]

Sincerely,

/s/ Robert LaPenta Jr.
Robert LaPenta Jr.
Co-Chief Executive Officer and Chief Financial Officer

[Signature Page to Acceleration Request]